SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                              SCHEDULE 13D/A
                     (AMENDMENT NO. 2 TO SCHEDULE 13D)

                 Under the Securities Exchange Act of 1934


                         TRANS WORLD GAMING CORP.
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                             (Name of Issuer)

            Shares of Common Stock, par value $0.001 per share
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                      (Title of Class of Securities)

                                0008933751
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                              (CUSIP NUMBER)

                             TIMOTHY G. EWING
                           VALUE PARTNERS, LTD.
                           c/o Ewing & Partners
                              Suite 4660 West
                             2200 Ross Avenue
                         Dallas, Texas 75201-2790
                         Tel. No.: (214) 999-1900
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                            - with copies to -
                              Ford Lacy, P.C.
                  Akin, Gump, Strauss, Hauer & Feld, LLP
                      1700 Pacific Avenue, Suite 4100
                         Dallas, Texas 75201-4618
                              (214) 969-2800

                               May 27, 1998
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


CUSIP No. 0008933751          13D/A

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Value Partners, Ltd.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF
     A GROUP*                                         (a) [   ]
                                                      (b) [ X ]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)            [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas

     NUMBER OF      7    SOLE VOTING POWER           6,677,166
       SHARES
    BENEFICIALLY    8    SHARED VOTING POWER         0
      OWNED BY
        EACH        9    SOLE DISPOSITIVE POWER      6,677,166
     REPORTING
    PERSON WITH     10   SHARED DISPOSITIVE POWER    0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,677,166

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                             [   ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.7%

14   TYPE OF REPORTING PERSON*

     PN



     *SEE INSTRUCTIONS BEFORE FILLING OUT


                      AMENDMENT NO. 2 TO SCHEDULE 13D

          This Amendment No. 2 to Schedule 13D is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners") as an amendment to the initial statement on Schedule 13D, relating to shares of Common Stock, par value $0.001 per share (the "Common Stock"), of Trans World Gaming Corp. (the "Issuer"), as filed with the Securities and Exchange Commission (the "Commission") on July 11, 1996, as amended by Amendment No. 1 to 13D as filed with the Commission on April 14, 1998 (the "Initial Schedule 13D"). The Initial Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS

     Item 3 of the Initial Schedule 13D is hereby amended by adding the following paragraph:

     On May 27, 1998, Value Partners purchased $1,000,000 of 12% Senior Secured Notes of the Issuer due March 17, 2005 (the "Notes"). The funds for the purchase of the Notes came from the working capital of Value Partners. Pursuant to the Amended Loan Agreement and in connection with such advances and for no additional consideration, Value Partners received 416,909 common stock purchase warrants of the Issuer that in the aggregate give Value Partners the right to purchase 416,909 shares of Common Stock. Each of such warrants is exercisable for a period of (10) years and may be exercised at any time prior to March 31, 2008 at an exercise price of $0.01 per share.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Initial Schedule 13D is hereby amended by amending and restating paragraphs (a) and (c) in their entirety to read as follows:

          (a) For purposes of Rule 13d-3, as of the date hereof, Value Partners may be deemed to be the beneficial owner of 6,677,166 shares of Common
Stock (the "Resulting Shares"). The Resulting Shares represent approximately 68.7% of the Issuer's outstanding Common Stock as calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

          According to the Issuer's annual report on Form 10-KSB dated March 30, 1998, a total of 3,044,286 shares of Common Stock were issued and outstanding as of such date.

          (c) The transactions in the Issuer's securities by Value Partners during the period of April 1, 1998 to May 27, 1998 are listed on Annex A attached hereto and made apart hereof.



                                  ANNEX A


 Transaction    Buy/                                  Quantity   Dollar
     Date       Sell            Security              (shares)    Amount
 -----------    ----            --------             ---------   -------
   5/27/98      Buy           TWG Warrants             416,909     ---
                            Exp. 03/31/2008          ---------
                                                       416,909
                                                     =========


                                 SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 4, 1998



                              VALUE PARTNERS, LTD.

                                 By:    Ewing & Partners
                                        as General Partner



                                 By:    /S/TIMOTHY G. EWING
                                        --------------------------
                                        Timothy G. Ewing
                                        General Partner